EXHIBIT 99.1

ING to leave Czech retail banking market by end-2021

ING to leave Czech retail banking market by end-2021

Customers will receive a welcome offer from Raiffeisenbank Czech Republic

ING is announcing today that it intends to withdraw from the retail banking market in the Czech Republic. Raiffeisenbank Czech Republic has agreed to prepare a welcome offer for ING’s retail customers in the Czech Republic.

In March, customers will receive an invitation from Raiffeisenbank to move to this bank over the coming months. The ambition is for ING to stop all its retail activities in this market by the end of 2021. ING will remain active in the Czech Republic as a provider of wholesale banking products and services.

ING has been present in the Czech retail banking market for more than 20 years, offering savings accounts and mutual funds. Currently ING serves around 375,000 local retail customers. Globally, ING supports more than 39 million retail and wholesale customers in 40 markets.

The agreement with Raiffeisenbank has been secured to ensure ING’s customers in the Czech Republic can continue to meet their banking needs. ING customers will receive the option to move their savings and investments to Raiffeisenbank at preferential conditions. The agreement between ING Czech Republic and Raiffeisenbank Czech Republic is pending regulatory approval.

“We continuously evaluate our activities, including assessing whether they are likely to achieve the preferred scale in their market within a reasonable time frame. In this context we have decided to exit the Czech retail market, sharpening the focus of our business portfolio. We are confident that our customers are well -served by the attractive offer from Raiffeisenbank, which has a proven customer-centric and digital track record,” said Aris Bogdaneris, member of the Management Board Banking and  head of Challengers & Growth Markets at ING Group.

Currently the retail operations in the Czech Republic employ approximately 225 FTE. ING will build on its track record in supporting its employees with finding employment outside the bank.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Christoph Linke	ING Group Investor Relations
+31 20 576 43 15	+31 20 576 6396
Christoph.Linke@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.
ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).
Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A-list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). In preparing the ﬁnancial information in this document, except as described otherwise, the same accounting principles are applied as in the 2019 ING Group consolidated annual accounts. The Financial statements for 2020 are in progress and may be subject to adjustments from subsequent events. All ﬁgures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates, (2) the eﬀects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes aﬀecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of ﬁnancial markets, including in Europe and developing markets, (6) changes in the ﬁscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9) inﬂation and deﬂation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non-compliance with or changes in laws and regulations, including those ﬁnancial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the eﬀects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under deﬁned beneﬁt retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING speciﬁcally disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the ﬁ ling of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  ING to leave Czech retail banking market by end-2021 (https://ml-eu.globenewswire.com/Resource/Download/aaf36a8a-cd2b-46a8-a908-8ecc2bc05791)